Writer’s Direct Number (212) 756-2427	Writer’s E-mail Address eric.piasta@srz.com

June 6, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc. Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-123073

Dear Ms. Williams:

On behalf of Horizon Lines, Inc. (the “Registrant”), we are hereby submitting, via EDGAR, to the Securities and Exchange Commission (the “Commission”) a redacted copy of a letter dated June 3, 2005 (the “Response Letter”) that was faxed to you by us, on behalf of the Registrant, on June 3, 2005, in connection with the above-referenced Registration Statement. This submission of the Response Letter is being made via EDGAR at your request and in accordance with Rule 418(b) of the Securities Act of 1933, as amended.

In addition, on behalf of the Registrant, we are sending you, by overnight delivery, a request for confidential treatment of the redacted portions of the Response Letter pursuant to Rule 83, 17 C.F.R. 200.83, of the Freedom of Information Act.

If you have any questions, please contact us.

Very truly yours,

/s/    ERIC PIASTA

Eric Piasta

Enclosure

ANNEX A

(See Attached)

Writer’s Direct Number	Writer’s E-mail Address
(212) 756-2431	andre.weiss@srz.com

June 3, 2005

VIA FAX/EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Max Webb

                 Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-123073 (the “Registration Statement”)

Dear Mr. Webb and Ms. Williams:

Thank you for giving us and Richard Farley of Cahill Gordon & Reindel LLP the opportunity this afternoon to discuss the Staff’s concerns regarding “gun-jumping” relating to the above-captioned Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to them in my letter to Ms. Williams of May 18, 2005.

This letter confirms in writing the Company’s responses to your inquiries in our earlier conversation, as I separately communicated to Ms. Williams this afternoon.

*  *  *

***	Portions hereof have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment by Eric Piasta in accordance with Rule 83, 17 C.F.R. 200.83.

Securities and Exchange Commission

June 3, 2005

*  *  *

We understand that, notwithstanding the foregoing, the Staff continues to be concerned about the potential “gun-jumping” arising from the publication of the LSE Article. As we noted in our letter of May 18, 2005, we believe that the inclusion of a Risk Factor concerning a possible Section 5 concern is not warranted for inclusion in the Prospectus. The circumstances relating to the LSE Article, in our view, do not support a conclusion that the Company’s role in the publication of the LSE Article constituted a violation of Section 5 of the Securities Act of 1933. Furthermore, nearly five months have passed since Mr. Raymond’s initial interview and four months have passed since the publication of the LSE Article, which is substantially longer than the bright-line, 30-day test bright-line proposed by the Staff last fall. Also, the LSE Article appeared in a foreign publication with limited U.S. subscribers that is available at a cost of approximately $1,600 per year and has a very limited subscription. We also note that the offering under the Registration Statement must be overwhelmingly conducted in the U.S. in order to ensure the Company’s continued qualification as a U.S. citizen within the meaning of the Jones Act, thereby severely limiting the prospective investor impact of an article primarily read by non-U.S. persons.

The Company has authorized us to ensure the Staff that it intends to scrupulously comply with its Section 5 obligations with respect to its securities offerings, as well as with its other federal securities laws obligations, in the future.

Give the amount of time that has already passed, we would like to resolve this matter as expeditiously as possible. Please advise me if you have any further concerns or comments.

Very truly yours,

/s/ ANDRÉ WEISS André Weiss

cc:	Marcel Fournier, Castle Harlan, Inc.

Charles G. Raymond, Horizon Lines, Inc.

Robert S. Zuckerman, Esq., Horizon Lines, Inc.

Richard Farley, Esq., Cahill Gordon & Reindel LLP

***	Portions hereof have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment by Eric Piasta in accordance with Rule 83, 17 C.F.R. 200.83.